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                                                                  CORPORATE NEWS


                                                          Contact: Susan Gaffney
                                                                    302-774-2698

                                                                 Cathy Andriadis
                                                                    302-774-4712


              DUPONT COMMENCES CASH OFFER FOR DUPONT COMMON STOCK

     WILMINGTON, Del., July 14 -- DuPont (NYSE:DD) today announced it is commencing an offer to its shareholders who are non-United States persons to sell some or all of their shares to DuPont for $80.76 for each share of DuPont common stock up to a maximum of 8 million shares of DuPont common stock.

     Only non-United States persons as defined in the Offer to Purchase are eligible to participate in the cash offer. The cash offer will expire at 12:00 midnight New York City time on Aug. 10, 1999, unless extended.

     This cash offer is being made in connection with an exchange offer in the United States in which DuPont is offering shareholders the opportunity to exchange DuPont common stock for shares of Conoco common stock owned by DuPont. The exchange offer in the United States is being offered to DuPont shareholders who are defined as United States persons in the Offering Circular-Prospectus.

     DuPont has retained the services of D.F. King & Co., Inc., as Information Agent to assist shareholders with the exchange offer and the cash offer. Questions regarding the terms and conditions of the exchange offer or the cash offer or information on tendering shares should be directed to D.F. King at 800-755-3105 (toll free) in the U.S. or 212-269-5550 (collect) outside the U.S.

     DuPont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation. Founded in 1802, the company operates in 65 countries and has 92,000 employees.

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7/14/99